Kamoti Inc.



ANNUAL REPORT

234 16th St 4th Floor

Jersey City, NJ 07310

(347) 728-1523

https://kamoti.com/

This Annual Report is dated May 2, 2025.

BUSINESS

Company Overview

Kamoti Inc. ("Kamoti" or the "Company") is a C-Corporation organized under the laws of the state of Delaware that delivers ready-to-serve, premium green and white tea shots to bars and retailers. These tea shots are low-ABV mixed shot made of whiskey, a hint of sour, lime, and peach.

Business Model

The Company's business model consists of green and white team shots focused on anyone who is done playing bartender, waiting for a drink, and peer pressure. Kamoti is a shot for those who want to "chill."

Our products are sold across 6 states at bars and retailers.

Corporate Structure

Kamoti Inc. was initially organized as Hoshi LLC, a New York limited liability company on 2/14/2019. On 2/20/2024, a new DE corporation was formed, Kamoti Inc. Hoshi LLC was merged with Kamoti Inc.

The Company's Intellectual Property ("IP")

The Company was granted three U.S. trademarks filed with the USPTO on June 28, 2022.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Inventory, Marketing, Payroll

Date: September 17, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Inventory, Marketing, Payroll
Date: December 13, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Inventory, Marketing, Payroll
Date: February 24, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Inventory, Marketing, Payroll
Date: July 21, 2023
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $35,000.00
Use of proceeds: Inventory, Marketing, Payroll
Date: December 23, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Inventory, Marketing, Payroll
Date: August 08, 2023
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $90,000.00
Use of proceeds: Inventory, Marketing, Payroll
Date: July 26, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Inventory, Marketing, Payroll
Date: September 28, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $70,000.00
Use of proceeds: Inventory, Marketing, Payroll
Date: August 13, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $35,000.00
Use of proceeds: Inventory, Marketing, Payroll
Date: September 12, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $35,000.00
Use of proceeds: Inventory, Marketing, Payroll
Date: September 12, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Inventory, Marketing, Payroll
Date: September 12, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Inventory, Marketing, Payroll
Date: June 20, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $50,000.00
Use of proceeds: Inventory, Marketing, Payroll
Date: June 09, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $40,000.00
Use of proceeds: Inventory, Marketing, Payroll
Date: April 01, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Inventory, Marketing, Payroll
Date: September 12, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $30,000.00
Use of proceeds: Inventory, Marketing, Payroll
Date: January 04, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $50,000.00
Use of proceeds: Inventory, Marketing, Payroll
Date: June 20, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $40,000.00
Use of proceeds: Inventory, Marketing, Payroll
Date: September 12, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $30,000.00
Use of proceeds: Inventory, Marketing, Payroll
Date: May 23, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $50,000.00
Use of proceeds: Inventory, Marketing, Payroll
Date: February 08, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $40,000.00
Use of proceeds: Inventory, Marketing, Payroll
Date: April 01, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenue

Revenue for fiscal year 2024 was $688,718.15, about a 76.24% increase compared to fiscal year 2023 revenue of $390783.08. This was primarily due our expansion into new markets.

Cost of Revenue

Cost of sales in 2024 was $330,272.20, an increase of approximately 9.1%, from costs of $302,723.67 in fiscal year 2023. This increase was predominately due to the fact that our revenue increased.

Operating Expenses

The Company's expenses consist of, among other things, advertising and marketing, general and administrative, and payroll expenses.

Total operating expenses in 2024 were $862,815.97 compared to $574,482.05 in 2023. This increase of roughly $288,333.92 was primarily driven by the fact that we expanded into 4 additional markets. Resulting in increased payroll & marketing expenses.

Historical results and cash flows:

The Company is currently revenue-generating.

We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we expect revenue to continue to grow. We anticipate being present in double the amount of markets we are currently in.

Past cash was primarily generated through sales. Our goal is to increase revenue, expand market share, increase distribution, and reach profitability by end of 2026.

Challenges the company expects to face in order to meet the above goals:

1. Supply Chain Management: Managing a consistent and reliable supply chain for ingredients & packaging can be challenging. This includes securing quality sources, transportation logistics, and maintaining inventory levels to meet demand.

2. Distribution Challenges: Expanding to 16 states involves efficient distribution logistics. Building and managing relationships with distributors, ensuring timely deliveries, and dealing with state-specific distribution regulations can pose significant challenges.

3. Brand Recognition and Marketing: Establishing our brand and gaining recognition in our market requires effective marketing strategies. Building the brand identity, conducting marketing campaigns, and differentiating our product from competitors can be resource-intensive.

4. Competitive Landscape: The alcohol industry is highly competitive. We may face competition from established brands. We are creating a unique value proposition and effectively positioning our products to face these challenges.

5. Capital Requirements: The capital needed for production, marketing, distribution, and regulatory compliance can be substantial. Rapid expansion may strain working capital. Managing liquidity and ensuring sufficient funds are available to cover operational expenses during growth phases is critical.

6. Market Trends and Consumer Preferences: Staying attuned to evolving market trends and changing consumer preferences is crucial. We will need to adapt our products and strategies to meet shifting demands, which requires ongoing market research and agility.

7. Economic Factors: Economic downturns can impact consumer spending on discretionary items such as alcohol. We may need to navigate through economic uncertainties, including managing production costs and pricing strategies.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $74,511.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Stephen Hemmes
Amount Owed: $27,068.49
Interest Rate: 4.0%
Maturity Date: December 13, 2023

Creditor: Robert Abolt
Amount Owed: $37,857.53
Interest Rate: 4.0%
Maturity Date: December 23, 2023

Creditor: Christopher Lettera
Amount Owed: $32,409.86
Interest Rate: 4.0%
Maturity Date: January 04, 2024

Creditor: Annemarie Ruta
Amount Owed: $53,824.66

Interest Rate: 4.0%
Maturity Date: February 08, 2024

Creditor: Sean Connelly
Amount Owed: $26,868.49
Interest Rate: 4.0%
Maturity Date: February 24, 2024

Creditor: Andrew Muscat
Amount Owed: $42,831.78
Interest Rate: 4.0%
Maturity Date: April 01, 2024

Creditor: David Zaremba
Amount Owed: $42,831.78
Interest Rate: 4.0%
Maturity Date: April 01, 2024

Creditor: Anthony & Emily Devincenzo
Amount Owed: $31,952.88
Interest Rate: 4.0%
Maturity Date: May 23, 2024

Creditor: Fisher Capital Investments
Amount Owed: $53,161.64
Interest Rate: 4.0%
Maturity Date: June 09, 2024

Creditor: Carolyn Ruta
Amount Owed: $53,101.37
Interest Rate: 4.0%
Maturity Date: June 20, 2024

Creditor: Giuseppe Merlo
Amount Owed: $26,550.68
Interest Rate: 4.0%
Maturity Date: June 20, 2024

Creditor: Robert Brancazio
Amount Owed: $25,465.75
Interest Rate: 4.0%
Maturity Date: July 21, 2025

Creditor: Richard Salava JR
Amount Owed: $25,416.44
Interest Rate: 4.0%
Maturity Date: August 08, 2025

Creditor: Father of the Co-Founder of the Company
Amount Owed: $300,000.00
Interest Rate: 12.0%
Maturity Date: April 19, 2025
On April 19, 2023, the Company entered into a secured promissory note for $300,000 with an interest rate of 12% per annum and monthly interest payments of $3000 per month. The note matures on April 19, 2025. The balance of this note is $300,000 as of December 31, 2023. This is a related party transaction.

Creditor: Chase Bank
Amount Owed: $38,428.31
Interest Rate: 13.85%
The Company entered into this line of credit in September 2023. The maximum credit limit is $40,000. The interest rate is 13.85% per year and minimum monthly payments, which are determined by the balance outstanding, are due the 11th day of each month. The principal balance outstanding as of December 31, 2023 was $38,428.31.

Creditor: Dime Bank
Amount Owed: $48,531.00
Interest Rate: 12.5%
The Company entered into this line of credit in March 2023. The maximum credit limit is $50,000. The interest rate is 12.50% per year and minimum monthly payments, which are determined by the balance outstanding, are due the 21st day of each month. The principal balance outstanding as of December 31, 2023 was $48,531.

Creditor: Hoshi LLC
Amount Owed: $10,000.00
Interest Rate: 0.0%
The Company's general and administrative expenses of $10,000 were paid by its subsidiary, Hoshi LLC.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Dylan Fusco

Dylan Fusco's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Founder, Board Member
Dates of Service: February, 2019 - Present
Responsibilities: Dylan leads the charge in raising funds for the company by painting a picture of the company's vision and executing the plan accordingly. He does not currently receive compensation; however, the Company expects he will begin taking a salary once the benchmarks of raising $500k and generating $50k/month in revenue are met. Dylan owns 52% of the company's equity. Dylan works a minimum of 50 hours per week for Kamoti.

Name: Michael Pugliese

Michael Pugliese's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, Co-Founder, Principal Accounting Officer, Board Member
Dates of Service: November, 2020 - Present
Responsibilities: Michael handles all of the operational & financial aspects of the business. He does not currently receive compensation but plans to receive $36k a year. He owns about 20% of the company's equity.

Other business experience in the past three years:

Employer: Airo Brands
Title: VP Brand Management
Dates of Service: March, 2016 - January, 2021
Responsibilities: Michael coordinated all marketing initiatives & led the marketing team.

Name: Olivia Correale

Olivia Correale's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director of Sales
Dates of Service: July, 2021 - Present
Responsibilities: Olivia leads all Kamotí events and develops partnerships with key clients. She receives an annual compensation of $80,000.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Stock
Stockholder Name: Dylan Fusco
Amount and nature of Beneficial ownership: 700,000
Percent of class: 60.29

Title of class: Voting Common Stock
Stockholder Name: Michael Pugliese
Amount and nature of Beneficial ownership: 274,000
Percent of class: 23.6

RELATED PARTY TRANSACTIONS

Name of Entity: Hoshi LLC
Names of 20% owners: Dylan Fusco and Michael Pugliese
Relationship to Company: Hoshi LLC will be merged with Kamoti Inc.
Nature / amount of interest in the transaction: Hoshi LLC will be merged with Kamoti Inc.

Material Terms: The Company's general and administrative expenses of $10,000 were paid by its subsidiary, Hoshi LLC.

Name of Entity: Father of the Co-Founder of the Company
Relationship to Company: Family member
Nature / amount of interest in the transaction: The individual is the father of the Co-Founder of the Company, classified as immediate family member by ASC 850.
Material Terms: During the year ended December 31, 2023, the Company had outstanding notes payable in the amount of $300,000 came from one of the shareholders of the company. The note bears an interest rate of 12% per annum and matures on April 19, 2025.

OUR SECURITIES

The company has authorized Convertible Note-22, Convertible Note-21, Convertible Note-19 and 20, Convertible Note-18, Convertible Note-17, Convertible Note-15 and 16, Convertible Note-14, Convertible Note-13, Voting Common Stock, and Nonvoting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 230,410 of Voting Common Stock.

Convertible Note-22

The security will convert into Voting common stock and the terms of the Convertible Note-22 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: August 08, 2023
Interest Rate: 4.0%
Discount Rate: 10.0%
Valuation Cap: $7,500,000.00
Conversion Trigger: Equity Financing of more than $1M
Material Rights

There are no material rights associated with Convertible Note-22.

Convertible Note-21

The security will convert into Voting common stock and the terms of the Convertible Note-21 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: July 21, 2023
Interest Rate: 4.0%
Discount Rate: 10.0%
Valuation Cap: $7,500,000.00
Conversion Trigger: Equity Financing of more than $1M.
Material Rights

There are no material rights associated with Convertible Note-21.

Convertible Note-19 and 20

The security will convert into Voting common stock and the terms of the Convertible Note-19 and 20 are outlined below:

Amount outstanding: $75,000.00
Maturity Date: June 20, 2022
Interest Rate: 4.0%
Discount Rate: 10.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity Financing of more than $1M.
Material Rights

There are no material rights associated with Convertible Note-19 and 20.

Convertible Note-18

The security will convert into Voting common stock and the terms of the Convertible Note-18 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: June 09, 2022
Interest Rate: 4.0%
Discount Rate: 10.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity Financing of more than $1M.
Material Rights

There are no material rights associated with Convertible Note-18.

Convertible Note-17

The security will convert into Voting common stock and the terms of the Convertible Note-17 are outlined below:

Amount outstanding: $30,000.00
Maturity Date: May 23, 2022
Interest Rate: 4.0%
Discount Rate: 10.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity Financing of more than $1M.
Material Rights

There are no material rights associated with Convertible Note-17.

Convertible Note-15 and 16

The security will convert into Voting common stock and the terms of the Convertible Note-15 and 16 are outlined below:

Amount outstanding: $80,000.00
Maturity Date: April 01, 2022
Interest Rate: 4.0%
Discount Rate: 10.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity Financing of more than $1M.
Material Rights

There are no material rights associated with Convertible Note-15 and 16.

Convertible Note-14

The security will convert into Voting common stock and the terms of the Convertible Note-14 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: February 24, 2022
Interest Rate: 4.0%
Discount Rate: 10.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity Financing of more than $1M.
Material Rights

There are no material rights associated with Convertible Note-14.

Convertible Note-13

The security will convert into Voting common stock and the terms of the Convertible Note-13 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: February 08, 2022
Interest Rate: 4.0%
Discount Rate: 10.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity Financing of more than $1M.
Material Rights

There are no material rights associated with Convertible Note-13.

Voting Common Stock

The amount of security authorized is 3,500,000 with a total of 1,160,991 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

PLEASE NOTE, by agreeing to invest in this offering, you are representing to and agreeing that there is no fact or circumstance that would impair (or be reasonably likely to impair) the Company's ability to maintain or obtain any Beverage Alcohol License from any Authority or (ii) reduce or otherwise limit (or is reasonably likely to reduce or otherwise limit) the privileges or scope of any Beverage Alcohol License of the Company. Please see Section 6(g)(i-iii) for the specific representation language.

PLEASE NOTE, by agreeing to invest in this offering, you are agreeing to join the company's Stockholders' Agreement as a "Stockholder." As noted in Section 7(f) of the Stockholders' Agreement, shares issued in this Reg CF offering (Voting Common Stock) shall not be bound by the restrictions on transfer restrictions set forth in Section 7(a), the Right of First Refusal set forth in Section 7(d) and the Tag-Along Rights set forth in Section 7(e).

Please see Exhibit A of the Subscription & Joinder Agreement or Exhibit F of the Offering Memorandum for the exact language of the Stockholders' Agreement as well as a detailed breakdown of the rights and obligations of Stockholders.

Please note the Company will not be reaching out to every stockholder following this Reg CF offering with a questionnaire per section 13(a) of the Stockholder Agreement.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Drag-Along Rights

If at any time (i) the Board and (ii) the Stockholders who own greater than fifty percent (50%) of the total then-issued and outstanding shares of Stock, other than shares of Nonvoting Common Stock (with shares of Nonvoting Common Stock being disregarded for purposes of Section 9 of the Stockholders' Agreement) (each, a "Section 9 Seller"), propose a sale of all of their respective Securities of the Company, the Section 9 Sellers may, in their sole and exclusive discretion, require the participation of all of the other Stockholders in such sale, in the manner set forth in Section 9 of the Stockholders' Agreement.

Summary of Restrictions

Restriction on Transfer – General and Permitted Transfers (Section 7(a)-(b)): Any transfer, sale or encumbrance of stock is prohibited unless approved by the Board or such transfer is to a Permissible Transferee, which includes transfers to a family member, affiliate or an involuntary transfer (as defined in Section 8(a)).

Right of First Refusal (Section 7(d)): If a stockholder desires to transfer/sell any portion of their securities to a proposed transferee, then the Company will have a primary right of first refusal with respect to such sale/transfer. The Company's right of first refusal allows the Company to purchase the transferring stockholder's securities on the same terms offered to or by the transferring stockholder. If the Company elects not to exercise its right of first refusal, then the non-transferring stockholders (other than holders of nonvoting common stock) will have a secondary right of first refusal where such non-transferring stockholders will have the option to purchase some or all of the remaining securities on the same terms of the offered securities. After both the Company and non-transferring stockholders have had the opportunity to exercise their right of first refusal, then the transferring stockholder may proceed with their intended transfer to the proposed transferee.

Tag-Along Rights (Section 7(e)): In the event a stockholder desires to sell any portion of its securities (other than to a Permitted Transferee) amounting to more than ten percent (10%) of the then-issued and outstanding shares of the Company, the non-transferring stockholders (other than holders of nonvoting common stock) will also have the right to participate in such transfer/sale (i.e., tag-along) on a pro rata basis.

Drag-Along Rights (Section 9): If (i) the Board and (iii) the Stockholders who own a majority of the total issued and outstanding shares of the Company (other than nonvoting common stock) propose a sale of all of their respective securities of the Company, the Board and Stockholder may require all other stockholders to be compelled to participate in the sale.

Preemptive Rights (Section 12): Each stockholder (other than holders of nonvoting common stock) will have preemptive rights (i.e., the right to participate in future security issuances up to their pro-rata share).

There are certain issuances that are exempt from preemptive rights, which include:

Incentive equity issuances to employees, officers, directors, advisor, consultants, etc. (i.e., pursuant to the Company's stock option plan);

Shares issued or issuable pursuant to a transaction involving the Company and a strategic and/or institutional investor, which may include, without limitation, venture capital funds, private equity funds, industry players and other strategic or institutional investment vehicles;

Shares issued in connection with an acquisition by the Company of another entity or substantially all of the equity/assets of such entity;

Shares issued or issuable to equipment lessors, banks, or similar institutional credit financing sources;

Shares issued or issuable to the public pursuant to an IPO; or

Shares issued or issuable to any stockholder in connection with a recapitalization and the like.

Information Rights (Section 15): Each stockholder (disregarding nonvoting common stock) holding at least five percent (5%) of the issued and outstanding shares of the Company may request in writing that the Board provide them with (i) unaudited annual financial statements, and (ii) unaudited quarterly operating reports and financial statements; provided, however, that the stockholder is not determined to be a competitor or otherwise lacks a proper purpose.

Amendments and Waivers (Section 22(b)): Any amendment to the Stockholders' Agreement or waiver of any term thereof will require the consent of (i) the Board and (ii) the stockholders holding a majority of the total issued and outstanding shares of the Company (other than nonvoting common stock).

Nonvoting Common Stock

The amount of security authorized is 500,000 with a total of 239,174 outstanding.

Voting Rights

There are no voting rights associated with Nonvoting Common Stock.

Material Rights

The total amount outstanding includes 112,000 of shares to be issued pursant to stock options, reserved but unissued.

Holders of Non-Voting Common Stock are also bound to the terms of the Company's Stockholders' Agreement, which include provisions pertaining to Transfer Restriction, a Right of First Refusal, and Tag Along Rights, as well as others. Please see Exhibit A of the Subscription & Joinder Agreement or Exhibit F of the Offering Memorandum for the exact language of the Stockholders' Agreement as well as a detailed breakdown of the rights and obligations of Stockholders.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as “we”, “us”, “our”, or the “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it’s a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was

established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the Voting Common Stock you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Voting Common Stock or other securities. In addition, if we need to raise more equity capital from the sale of Voting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Minority Holder; Securities with Voting Rights The Voting Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Voting Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits HOSHI LLC was formed on 2/14/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HOSHI LLC has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns a trademark on Kamoti. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. There are a limited number of industry suppliers. We are dependent on a limited number of suppliers. Failure to obtain satisfactory performance from our suppliers or loss of our existing suppliers could cause us to lose sales, incur additional costs and lose credibility in the marketplace. Failure to obtain or maintain long-term written agreements with our suppliers could jeopardize the availability of our products. The termination of our written or oral agreements or an adverse change in the terms of these agreements could have a negative impact on our business. If our suppliers increase their prices, we may not have alternative sources of supply and may not be able to raise the prices of our products to cover all or even a portion of the increased costs. In addition, our suppliers' failure to perform satisfactorily or handle increased orders, delays in shipments of products from suppliers or the loss of our existing suppliers, especially our key suppliers, could cause us to fail to meet orders for our products, lose sales, incur additional costs and/or expose us to product quality issues. In turn, this could cause us to lose credibility in the marketplace and damage our relationships with distributors, ultimately leading to a decline in our business and results of operations. We do not hold fifty states of licensing in the United States and remain dependent on others to provide licensing, state importing and wholesaling services for us. The loss of any of these services could significantly interrupt our U.S. sales and harm our reputation, our business and our results of operations. In the United States, there is a three-tier distribution system for imported spirits: the imported brand is sold to a licensed importer; the producer sells the products to a wholesale distributor; and the distributor sells the imported brand to retail liquor stores, bars, restaurants and other outlets in the states in which it is licensed to sell alcohol. We cannot yet act as our own producer as we do not currently have any of the state licenses necessary to sell our products to the distributors and may depend on other companies to serve in this capacity for us, in addition to providing and supervising storage and transportation of our products to local wholesale distributors and provides several accounting and payment related services to us. The loss of such services or poor performance by our vendors, either nationally or at a state level, could significantly interrupt or decrease our U.S. sales and harm our reputation, our business and our results of operations. We are substantially dependent upon our independent wholesale distributors. The failure or inability of even a few of our distributors to adequately distribute our products within their territories could harm our sales and result in a decline in our results of operations. We are required by law to use state licensed distributors or, in certain states known as "control states," state-owned agencies performing this function, to sell our products to retail outlets, including liquor stores, bars, restaurants and national chains in the United States. We have established relationships for our brands with wholesale distributors in each state; however, failure to maintain those relationships could significantly and adversely affect our business, sales and growth. Over the past decade there has been increasing consolidation, both intrastate and interstate, among distributors. As a result, many states now have only two or three significant distributors. In addition, there are several distributors that now control distribution for not just one state but several states. As a result, if we fail to maintain good relations with a distributor, our products could in some instances be frozen out of one or more markets entirely. The ultimate success of our products also depends in large part on our distributors' ability and desire to distribute our products to the desired U.S. target markets, as we rely significantly on them for product placement and retail store penetration. We have no distribution agreements or minimum sales requirements with any of our distributors and they are under no obligation to place our products or market our brands. Moreover, all of them also distribute competitive brands and product lines. We cannot assure you that our U.S. alcohol distributors will continue to purchase our products, commit sufficient time and resources to promote and market our brands and product lines or that they can or will sell them to our desired or targeted markets. If they do not, our sales will be harmed, resulting in a decline in our results of operations. The sales of our products could decrease significantly if we cannot secure and maintain listings in the control states. In the control states, the state liquor commissions act in place of distributors and decide which products are to be purchased and offered for sale in their respective states. Products selected for listing must generally reach certain volumes and/or profit levels to maintain their listings. Products are selected for purchase and sale through listing procedures which are generally made available to new products only at periodically scheduled listing interviews. Products not selected for listings can only be purchased by consumers through special orders, if at all. If, in the future, we are unable to maintain our current listings in the control states, or secure and maintain listings in those states for any additional products we may acquire, sales of our products could decrease significantly. Adverse public opinion about alcohol could reduce demand for our products. Anti-alcohol groups have, in the past, successfully advocated more stringent labeling requirements, higher taxes and other regulations designed to discourage consumption of beverage alcohol. More restrictive regulations, negative publicity regarding alcohol consumption and/or changes in consumer perceptions of the relative healthfulness or safety of beverage alcohol could decrease sales and consumption of alcohol and thus the demand for our products. This could, in turn, significantly decrease both our revenues and our revenue growth, causing a decline in our results of operations. Class action or other litigation relating to alcohol abuse or the misuse of alcohol could deplete our cash and divert our personnel resources and, if successful, significantly harm our business. Our industry faces the possibility of class action or other similar litigation alleging that the continued excessive use or abuse of beverage alcohol has caused death or serious health problems. It is also possible that federal, state or foreign governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the tobacco industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type. In addition, lawsuits have been brought in states alleging that beer and spirits manufacturers have improperly targeted underage consumers in their advertising. The plaintiffs in these actions claim that the defendants' advertising "disproportionately" targeted underage consumers, by using youthful themes, humor and other subjects that are attractive to young persons. Plaintiffs in these cases allege that the defendants' advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, it is possible we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time consuming to defend against, depleting our cash and diverting our personnel resources and, if the plaintiffs in such actions were to prevail, our business could be harmed significantly. Regulatory decisions and changes in the legal, regulatory and tax environment in the jurisdictions in which we operate could limit our business activities or increase our operating costs and reduce our margins. Our business is subject to extensive regulation regarding production, distribution, marketing, advertising and labeling of beverage alcohol products in all of the jurisdictions in which we operate. We are required to comply with these regulations and to maintain various permits and licenses. We are also required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell spirits. We cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting beverage alcohol products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits, or those of MHW on whom we are currently dependent to import and distribute our products in the United States. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. In addition, the distribution of beverage alcohol products is subject to extensive taxation both in the United States and internationally (and, in the United States, at both the federal and state government levels), and beverage alcohol products themselves are the subject of national import and excise duties in most countries around the world. An increase in taxation or in import or excise duties could also significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol. We could face product liability or other related liabilities that increase our costs of operations and harm our reputation. Although we maintain liability insurance and will attempt to limit contractually our liability for damages arising from our products, these measures may not be sufficient for us to successfully avoid or limit liability. Further, any contractual indemnification and insurance coverage we have from parties supplying our products is limited, as a practical matter, to the creditworthiness of the indemnifying party and the insured limits of any insurance provided by these suppliers. In any event, extensive product liability claims could be costly to defend and/or costly to resolve and could harm our reputation. Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales. The success of our brands depends upon the positive image that consumers have of them. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brands, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the distillation process could lead to low beverage quality as well as illness among, or injury to, consumers of our products and could result in reduced sales of the affected brand or all of our brands. Also, to the extent that third parties sell products that are either counterfeit versions of our brands or brands that look like our brands, consumers of our brands could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brands in the future and in turn could impair our brand equity and adversely affect our sales and operations. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2025.

Kamoti Inc.

By   /s/ *Dylan Fusco*

      Name: <u>Kamoti Inc.</u>

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Balance Sheet
Kamoti Inc.
As of December 31, 2023

Distribution account	Total
Assets	
Current Assets	
Bank Accounts	
BCB Checking	
Bill.com Money Out Clearing	
Dime Bank Checking	14,003.41
Hoshi LLC Chase Checking	122,286.69
Kamoti Inc. Chase Checking	
Total for Bank Accounts	**$136,290.10**
Accounts Receivable	
Accounts Receivable (A/R)	-5,055.40
Total for Accounts Receivable	**-$5,055.40**
Other Current Assets	
Due from MHW	
Inventory	230,606.87
Inventory Deposits	
Prepaid Expenses	
Total for Other Current Assets	**$230,606.87**
Total for Current Assets	**$361,841.57**
Fixed Assets	
Other Assets	
Accumulated Amortization	-7.00
Closing Costs	4,825.00
Total for Other Assets	**$4,818.00**
Total for Assets	**$366,659.57**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	
Total for Accounts Payable	**0.00**
Credit Cards	
American Express Credit Card	12,349.40
Chase Credit Card	0.00
Chase Credit Card - DF	5,763.27
Chase Credit Card - MP	18,748.93
Total for Chase Credit Card	**$24,512.20**
Total for Credit Cards	**$36,861.60**

Other Current Liabilities		
Inventory Payable		
Kabbage Note Payable		
Line of Credit-Chase	38,428.31	
Line of Credit-Dime Bank	48,531.00	
Loan Payable-Intuit		
Loan Payable-SBA	111,443.12	
Other Current Liabilities		
Total for Other Current Liabilities	**$198,402.43**	
Total for Current Liabilities	**$235,264.03**	
Long-term Liabilities		
Convertible Note Payable	450,000.00	
Convertible Note Payable Accrued Interest	37,081.09	
Shareholder Notes Payable	300,000.00	
Total for Long-term Liabilities	**$787,081.09**	
Total for Liabilities	**$1,022,345.12**	
Equity		
Retained Earnings	-582,981.76	
Net Income	-592,969.30	
Contributed Capital	425,885.51	
DF - Owner's Investment	36,880.00	
MP - Owner's Equity	57,500.00	
Opening Balance Equity		
Total for Equity	**-$655,685.55**	
Total for Liabilities and Equity	**$366,659.57**	

Cash Basis Thursday, May 01, 2025 07:20 PM GMTZ

Balance Sheet
Kamoti Inc.
As of December 31, 2024

Distribution account	Total
Assets	
Current Assets	
Bank Accounts	
BCB Checking	
Bill.com Money Out Clearing	
Dime Bank Checking	683.22
Hoshi LLC Chase Checking	47,315.31
Kamoti Inc. Chase Checking	26,512.91
Total for Bank Accounts	**$74,511.44**
Accounts Receivable	
Accounts Receivable (A/R)	
Total for Accounts Receivable	**0.00**
Other Current Assets	
Due from MHW	
Inventory	108,951.73
Inventory Deposits	
Other Receivables	
Prepaid Expenses	
Total for Other Current Assets	**$108,951.73**
Total for Current Assets	**$183,463.17**
Fixed Assets	
Other Assets	
Accumulated Amortization	-7.00
Closing Costs	4,825.00
Total for Other Assets	**$4,818.00**
Total for Assets	**$188,281.17**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	
Total for Accounts Payable	**0.00**
Credit Cards	
American Express Credit Card	31,906.80
BOA Credit Card 3464	9,027.21
Chase Credit Card	0.00
Chase Credit Card - DF	24,649.02
Chase Credit Card - MP	18,732.91

Total for Chase Credit Card	**$43,381.93**
Total for Credit Cards	**$84,315.94**
Other Current Liabilities	
Inventory Payable	
Kabbage Note Payable	
Line of Credit-Chase	33,290.27
Line of Credit-Dime Bank	29,424.27
Loan Payable-Intuit	
Loan Payable-SBA	98,878.32
Other Current Liabilities	
Total for Other Current Liabilities	**$161,592.86**
Total for Current Liabilities	**$245,908.80**
Long-term Liabilities	
Convertible Note Payable	95,000.00
Convertible Note Payable Accrued Interest	4,005.48
Shareholder Notes Payable	300,000.00
Total for Long-term Liabilities	**$399,005.48**
Total for Liabilities	**$644,914.28**
Equity	
Retained Earnings	-1,175,951.06
Net Income	-514,965.51
Capital - StartEngine	280,942.34
Contributed Capital	858,961.12
DF - Owner's Investment	36,880.00
MP - Owner's Equity	57,500.00
Opening Balance Equity	
Total for Equity	**-$456,633.11**
Total for Liabilities and Equity	**$188,281.17**

Profit and Loss
Kamoti Inc.
January 1-December 31, 2023

Distribution account	Total
Income	
Sales	390,783.08
Total for Income	**$390,783.08**
Cost of Goods Sold	
Clearing Fees	9,838.50
Cost of Goods Sold	204,577.58
Federal Excise Taxes	46,939.55
Freight	6,611.73
Inventory Adjustments	12,683.85
Laird & Co Clearing Service Fee	21,015.78
Warehouse Storage	1,056.68
Total for Cost of Goods Sold	**$302,723.67**
Gross Profit	**$88,059.41**
Expenses	
Advertising & Marketing	194.57
B2B Marketing	0.00
Distributor Incentives	17,410.71
Price Support	20,313.25
Product Samples	8,630.64
Trade Spend	22,555.51
Total for B2B Marketing	**$68,910.11**
B2C Marketing	0.00
Branding Agency	37,681.96
Event Sponsorship	5,500.00
Field Marketing	29,867.49
Point of Sale Materials	23,408.36
Promotional Merchandise	47,933.80
Total for Field Marketing	**$101,209.65**
Graphic Design	1,533.00
Public Relations	700.00
Social Media	0.00
Social Media Agency	2,500.00
Total for Social Media	**$2,500.00**
Website & Digital Marketing	29,893.22
Total for B2C Marketing	**$179,017.83**
Total for Advertising & Marketing	**$248,122.51**
Amortization Expense	7.00
General & Administrative	0.00

Bank Charges & Fees	1,919.39
Contractors	133,662.24
Insurance	3,024.55
Legal & Professional Services	0.00
Accounting Services	18,241.41
Legal Services	46,701.39
Total for Legal & Professional Services	**$64,942.80**
Meals & Entertainment	3,113.15
Office Supplies & Software	27,263.48
Payroll Expenses	338.36
Payroll Fees	953.77
Payroll Taxes	5,639.57
Wages and Salaries	68,376.94
Total for Payroll Expenses	**$75,308.64**
Postage & Delivery	2,571.09
Reimbursable Expenses	2,792.86
Taxes & Licenses	260.00
Travel	6,363.15
Utilities	1,906.34
Total for General & Administrative	**$323,127.69**
Unapplied Cash Bill Payment Expense	
Uncategorized Expense	
Total for Expenses	**$571,257.20**
Net Operating Income	**-$483,197.79**
Other Income	
Other Expenses	
Interest Expense	109,771.06
SBA Loan Fees	0.45
Total for Other Expenses	**$109,771.51**
Net Other Income	**-$109,771.51**
Net Income	**-$592,969.30**

Profit and Loss
Kamoti Inc.
January 1-December 31, 2024

Distribution account	Total
Income	
Sales	688,718.15
Total for Income	**$688,718.15**
Cost of Goods Sold	
Bottling Fees	13,286.56
Cost of Goods Sold	205,224.39
Federal Excise Taxes	55,589.29
Freight	12,835.00
Inventory Adjustments	16,069.25
Laird & Co Clearing Service Fee	27,267.71
Total for Cost of Goods Sold	**$330,272.20**
Gross Profit	**$358,445.95**
Expenses	
Advertising & Marketing	0.00
B2B Marketing	0.00
Distributor Incentives	13,411.59
Price Support	33,317.58
Product Samples	25,066.56
Trade Spend	19,989.80
Total for B2B Marketing	**$91,785.53**
B2C Marketing	0.00
Branding Agency	18,137.92
Content Creation	400.00
Total for Branding Agency	**$18,537.92**
Field Marketing	0.00
Activations	6,338.83
Point of Sale Materials	12,813.02
Promotional Merchandise	33,174.16
Tastings	50,937.32
Total for Field Marketing	**$103,263.33**
Graphic Design	3,285.80
Photography & Video	8,100.00
Public Relations	1,700.00
Social Media	0.00
Influencer Marketing	19,256.03
Social Media Agency	29,186.72
Total for Social Media	**$48,442.75**
Website & Digital Marketing	0.00

Digital Advertising	7,244.93
Digital Agency	14,722.00
Website	699.76
Total for Website & Digital Marketing	**$22,666.69**
Total for B2C Marketing	**$205,996.49**
Total for Advertising & Marketing	**$297,782.02**
General & Administrative	0.00
Bank Charges & Fees	2,369.88
Car & Truck	1,800.60
Contractors	205,706.77
Insurance	5,513.76
Legal & Professional Services	0.00
Accounting Services	31,227.00
Legal Services	9,292.80
Total for Legal & Professional Services	**$40,519.80**
Meals & Entertainment	2,851.84
Office Supplies & Software	46,036.19
Payroll Expenses	0.00
Employee Benefits	8,942.56
Payroll Fees	1,374.91
Payroll Taxes	13,332.23
Wages and Salaries	154,070.95
Total for Payroll Expenses	**$177,720.65**
Postage & Delivery	3,303.12
Recruiting	3,733.20
Reimbursable Expenses	2,123.36
Taxes & Licenses	665.00
Travel	16,124.52
Utilities	2,543.55
Total for General & Administrative	**$511,012.24**
Unapplied Cash Bill Payment Expense	
Total for Expenses	**$808,794.26**
Net Operating Income	**-$450,348.31**
Other Income	
Other Expenses	
Charitable Contributions	300.00
Interest Expense	64,317.20
Total for Other Expenses	**$64,617.20**
Net Other Income	**-$64,617.20**
Net Income	**-$514,965.51**

NOTE 1 – NATURE OF OPERATIONS

KAMOTI, INC. was formed on February, 14th, 2019 ("Inception") in the State of DE. The financial statements of [KAMOTI, INC.] (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in JERSEY CITY, NJ

Kamoti, Inc. is an alcoholic beverage company that manufactures and distributes ready-to-drink shots, beginning with its flagship product: the Green Tea Shot. As the first bottled version of this popular bar shot, Kamoti offers a convenient, high-quality alternative to the traditionally mixed cocktail. The Company's products are designed to streamline bar service while giving consumers an easy way to enjoy their favorite shots at home or on the go. Kamoti is uniquely positioned in the low-ABV spirits category with strong reorder rates, growing distribution, and a first-mover advantage in a rapidly expanding niche.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of its alcoholic beverage products, primarily through wholesale transactions with licensed distributors across various states. Revenue is recognized when (a) persuasive evidence of an agreement exists; (b) the product has been delivered to the distributor; (c) the sales price is fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and in the State of New Jersey, where it operates. The Company is subject to U.S. Federal and state income tax examinations by tax authorities for all periods generally open under the statute of limitations, which typically includes the past three years. The Company is not currently under examination by any tax authority.

Inventory
Inventory consists of finished goods and raw materials used in the production of ready-to-drink alcoholic beverages. Inventory is stated at the lower of cost or net realizable value.

Accrued Liabilities
Accrued liabilities primarily include obligations for inventory purchases, accrued interest on outstanding debt, and other vendor payables.

Debt
As of December 31, 2024, the Company had outstanding credit card debt, business lines of credit with two financial institutions, and an SBA loan. These are recorded under current liabilities. In addition, the

Company has issued convertible promissory notes and shareholder notes payable, which are recorded as long-term liabilities. Convertible notes accrue interest and may convert to equity under certain future financing events.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 - DEBT
As of December 31, 2024, the Company had the following outstanding debt obligations:
Convertible Notes Payable: The Company has issued convertible promissory notes totaling $95,000, which accrue interest at agreed-upon rates. As of December 31, 2024, $4,005 of interest had accrued and remains unpaid. These notes are expected to convert into equity upon the occurrence of qualified financing events, as defined in the individual agreements.

Shareholder Notes Payable: The Company has received a total of $300,000 in funding through unsecured shareholder loans. These loans bear interest at 12% annually and require monthly interest-only payments of $3,000. Principal repayment terms have not yet been finalized.
Lines of Credit: The Company maintains revolving lines of credit with Chase Bank and Dime Bank, with outstanding balances of $33,290.27 and $29,424.27, respectively, as of December 31, 2024.
SBA and Other Loans: The Company has an outstanding Small Business Administration loan with a balance of $98,878.32 as of December 31, 2024. This loan is classified as a current liability. The Company also has additional obligations under financing facilities such as Kabbage and Intuit.
Credit Cards: The Company has multiple business credit cards with a combined outstanding balance of $84,315.94, which are classified as current liabilities.

NOTE 4 - COMMITMENTS AND CONTINGENCIES
As of December 31, 2024, the Company is not involved in any legal proceedings and is not aware of any pending or threatened litigation against the Company or any of its officers.
The Company does not have any material long-term contractual obligations, capital expenditure commitments, non-cancelable operating leases, or unused letters of credit. All vendor relationships are managed on a short-term basis without long-term supply agreements

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 4,000,000 shares of common stock with a par value of $0.00001 per share. As of December 31, 2024, the Company had issued and outstanding a total of 1,440,009 shares of common stock, consisting of 1,315,981 shares of voting common stock and 124,028 shares of non-voting common stock.

Stock Option Plan
The Company has adopted a 2024 Stock Option and Grant Plan authorizing up to 239,174 shares. As of December 31, 2024, 22,404 options were outstanding and 92,742 shares remained available for future grants under the plan. Restricted stock awards totaling 124,028 shares were also issued and are reflected in the outstanding common stock total but are not double-counted for fully diluted calculations.

SAFEs and Convertible Instruments
As of December 31, 2024, the Company had outstanding convertible notes totaling $95,000 and had not yet issued any SAFEs. Upon the occurrence of a qualified financing, these instruments may convert into

shares of the Company's capital stock in accordance with their terms.

NOTE 6 – RELATED PARTY TRANSACTIONS

N/A

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated subsequent events that occurred after December 31, 2024 through April 30, 2025, the issuance date of these financial statements. In 2025, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $45,000, which will convert into equity upon the occurrence of certain future financing events. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Kamoti Inc.
Statement of Cash Flows
January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	-514,852.03
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-76,286.72
Due from MHW	888.70
Inventory	23,905.57
Inventory Deposits	0.00
Accumulated Amortization	7.00
Closing Costs	-4,825.00
Accounts Payable (A/P)	3,224.85
American Express Credit Card	11,611.52
Chase Credit Card:Chase Credit Card - DF	5,763.27
Chase Credit Card:Chase Credit Card - MP	18,748.93
Inventory Payable	0.00
Kabbage Note Payable	0.00
Line of Credit-Chase	38,428.31
Line of Credit-Dime Bank	48,531.00
Loan Payable-Intuit	0.00
Loan Payable-SBA	111,443.12
Other Current Liabilities	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 181,440.55
Net cash provided by operating activities	-$ 333,411.48
FINANCING ACTIVITIES	
Convertible Note Payable	-315,000.00
Convertible Note Payable Accrued Interest	37,081.09
Shareholder Notes Payable	300,000.00
Contributed Capital	400,885.51
Opening Balance Equity	0.00
Retained Earnings	2,523.00
Net cash provided by financing activities	$ 425,489.60
Net cash increase for period	$ 92,078.12
Cash at beginning of period	44,211.98
Cash at end of period	$ 136,290.10

Kamoti Inc.
Statement of Cash Flows
January - December 2024

		Total
OPERATING ACTIVITIES		
Net Income		-624,784.89
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)		50,742.27
Inventory		117,847.14
Inventory Deposits		0.00
Other Receivables		0.00
Accounts Payable (A/P)		57,829.71
American Express Credit Card		19,557.40
BOA Credit Card 3464		9,027.21
Chase Credit Card:Chase Credit Card - DF		18,885.75
Chase Credit Card:Chase Credit Card - MP		-16.02
Line of Credit-Chase		-5,138.04
Line of Credit-Dime Bank		-19,106.73
Loan Payable-SBA		-12,564.80
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$**	**237,063.89**
Net cash provided by operating activities	**-$**	**387,721.00**
FINANCING ACTIVITIES		
Convertible Note Payable		-355,000.00
Convertible Note Payable Accrued Interest		-33,075.61
Capital - StartEngine		280,942.34
Contributed Capital		433,075.61
Net cash provided by financing activities	**$**	**325,942.34**
Net cash increase for period	**-$**	**61,778.66**
Cash at beginning of period		136,290.10
Cash at end of period	**$**	**74,511.44**

Wednesday, Apr 30, 2025 04:08:53 AM GMT-7

I, Dylan Fusco_____ (Print Name), the CEO_____(Principal Executive Officers) of _____Kamoti Inc._____(Company Name), hereby certify that the financial statements of _____Kamoti Inc._____ (Company Name) and notes thereto for the periods ending _December 31st 2023_ (first Fiscal Year End of Review) and December 31st 2024____ _____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Kamoti Inc. has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___4/30/25_____ (Date of Execution).

___*Dylan Fusco*_____ (Signature)

_____CEO_____ (Title)

_____4/30/25_____ (Date)

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Inception	4,000,000			$ -	$ -
Issuance of founders stock	974,000	94,380	-	-	$ 94,380.00
Shares issued for services	-	-	-	-	$ -
Contributed capital	-	1,139,903	-	-	$ 1,139,903.46
Retained Earnings				(1,093,317)	
Net income (loss)		-	-	(624,785)	$ (624,784.89)
December 31st, 2024	974,000	$ 1,234,283	$ -	$ (1,718,102)	$ (483,818.28)
					$ -



Cell: N4
Comment: davidg:
       If totals are positive numbers, change to "Retained Earnings"

Cell: P4
Comment: davidg:
       If totals are positive, changed to "Stockholders' Equity"

CERTIFICATION

I, Dylan Fusco, Principal Executive Officer of Kamoti Inc., hereby certify that the financial statements of Kamoti Inc. included in this Report are true and complete in all material respects.

Dylan Fusco

CEO